Finisar Corporation
1389 Moffett Park Drive, Sunnyvale, California 94089

January 8, 2016

Mr. Martin James
Senior Assistant Chief Accountant
Office of Electronics and Machinery
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re:	Finisar Corporation
Form 10-K for the Fiscal Year Ended May 3, 2015
Filed June 19, 2015
Form 8-K dated December 10, 2015
File No. 000-27999
Dear Mr. James:
This letter will respond to your letter dated December 17, 2015 conveying comments from the Staff of the Securities and Exchange Commission with respect to our annual report on Form 10-K for the fiscal year ended May 3, 2015 and our current report on Form 8-K dated December 10, 2015. For convenience, the Staff's comments are set forth below, followed by our response.
* * * * *
Form 10-K for the fiscal year ended May 3, 2015
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Revenues and Gross Profit, page 27

1.
We note that the decrease in gross margin primarily reflects a decline in average selling prices of your products. However your discussion of the changes in revenue states that changes were due to demand and an acquisition. We also note from page 11 that the market for your products is characterized by declining average selling prices. In future filings, to the extent material to an understanding of your revenues and gross margin, please address the impact of changes in prices, volume or other drivers for each of your product groups. Further, please also quantify the amounts of significant offsetting factors noted in your discussion. Refer to Item 303(A)(3)(ii) and (iii) of Regulation S-K and Section III.B of Securities Act Release 33-8350.

Response:
We acknowledge the Staff's comment and will revise our future filings accordingly.

Provision for Income Taxes, page 29

2.
We note from page 56 that your income was generated at foreign jurisdictions and your income tax provisions fluctuate significantly. Please expand your future disclosures to discuss the elements contributing to changes in effective income tax rates for your foreign jurisdictions. Refer to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release 33-8350.

Response:
We acknowledge the Staff's comment and will revise our future filings accordingly.
Form 8-K dated December 10, 2015
Exhibit 99.1

3.
You present a summary table of non-GAAP results that includes revenues and operating expenses but we note that you did not reconcile these items to the most directly comparable GAAP financial measures as required by Item 10( e)(1)(i)(B) of Regulation S-K. In future filings when you present non-GAAP measures, please include all of the disclosures required by Item 10(e) of Regulation S-K, including the required reconciliations.

Response:
We acknowledge the Staff's comment and note that summary tables of GAAP and non-GAAP results are provided for the benefit of the readers of our financial statements. We also note in a footnote directly below the Non-GAAP summary table that a full reconciliation of the Company’s non-GAAP financial measures to the most directly comparable GAAP measures can be found under the heading “Finisar Non-GAAP Financial Measures” later in the release. Lastly, please note that the Company’s revenues are the same for GAAP and non-GAAP purposes and thus no reconciliation is provided.

4.
Further, in your summary table of non-GAAP results, you label the items using the same name as your GAAP measures while in your discussion of the non-GAAP measures you refer to the non-GAAP measures with different titles, such as non-GAAP gross profit. In future filings when disclosing non-GAAP financial measures, please revise your presentation to use titles consistently and to use titles or descriptions for your non-GAAP financial measures that are not the same as, or confusingly similar to, titles or descriptions used for GAAP financial measures. Refer to Item 10(e)(1)(ii)(E) of Regulation S-K.

Response:
We acknowledge the Staff's comment and will revise our future filings accordingly.

5.
Your reconciliation for non-GAAP EBITDA begins with your non-GAAP income. In future filings please revise the presentation to reconcile between the non-GAAP financial measure and the most directly comparable GAAP financial measure, which in this case would be GAAP net income. Refer to Item 10(e)(1)(i)(B) of Regulation S-K.

Response:
We acknowledge the Staff's comment and will revise our future filings accordingly.

6.
We note you have described some of the non-GAAP adjustments as non-recurring even though these items appear in the other periods presented. Tell us why your description of these items as non-recurring is appropriate given the fact that the nature of the adjustments is such that they are reasonably likely to recur within two years or there were similar charges or gains within the prior two years. Otherwise, please revise the presentation in future filings to re-characterize the items. Refer to Question 102.03 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures which is available at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Response:
We acknowledge the Staff's comment and will revise our future filings accordingly.
* * * * *
In connection with our response to the Staff's comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions or comments regarding the foregoing, please contact the undersigned.
Very truly yours,

/s/ Kurt Adzema
Kurt Adzema
Executive Vice President and Chief Financial Officer

cc:	Jerry S. Rawls, Chairman of the Board and Chief Executive Officer, Finisar Corporation
Roger C. Ferguson, Chairman, Audit Committee
Christopher E. Brown, Executive Vice President and Chief Counsel, Finisar Corporation
Michael Turner, Ernst & Young LLP
Aftab Jamil, BDO USA, LLP
David Makarechian, O'Melveny & Myers LLP